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                              December 19, 2022

       Guo-Liang Yu
       Chief Executive Officer
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed December 15,
2022
                                                            File No. 333-268525

       Dear Guo-Liang Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Information about Apollomics
       Drug Candidate Development Status, page 215

   1. We note your revised disclosure in response to prior comment 6 and reissue in part. Please remove the
third party trials from your pipeline table as disclosure indicates you do not have any
direct financial interest in the development of these product candidates by third
parties. We will not object to a narrative discussion of your rights to access clinical trial
data and potential to benefit from feedback from regulators.
 Guo-Liang Yu
FirstName
ApollomicsLastNameGuo-Liang  Yu
           Inc.
Comapany19,
December  NameApollomics
              2022        Inc.
December
Page 2    19, 2022 Page 2
FirstName LastName
Employment Agreements, page 337

2. Please file the employment agreements entered into with your executive officers as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K for guidance.
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Daniel Nussen, Esq.